UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BRP GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

05589G102

(CUSIP Number)

L. Lowry Baldwin

4010 W. Boy Scout Blvd.

Suite 200

Tampa, Florida 33607

(866) 279-0698

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05589G102

1.	Names of Reporting Persons. L. Lowry Baldwin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 18,933,907 (1)
	6.	Shared Voting Power 16,257,507 (2)(3)
	7.	Sole Dispositive Power 18,933,907 (1)
	8.	Shared Dispositive Power 0 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,191,414 shares of Class A Common Stock (1)(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 63.9% (3)(4)
12.	Type of Reporting Person (See Instructions) IN

(1)   The total number of shares reported by L. Lowry Baldwin is equal to 18,933,907 shares that are owned by Baldwin Insurance Group Holdings, LLC, an entity controlled by L. Lowry Baldwin.

(2)   As more fully described in Item 4 of this Schedule 13G, L. Lowry Baldwin may be deemed to beneficially own, as a result of certain voting covenants on matters submitted to the Issuer’s common stockholders pursuant to the Voting Agreement (as defined below), an aggregate of 16,257,507 shares of Class A common stock that are beneficially owned by the Reporting Persons. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(3)   As more fully described in Item 4 of this Schedule 13G and for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 Exchange Act (the “Exchange Act”), each of the Reporting Persons (other than Highland (as defined below) and Brian Daly) may be deemed to beneficially own, as a result of certain voting covenants on matters relating to the election of certain directors pursuant to the Villages Voting Agreement (as defined below), an aggregate of 6,263,805 shares of Class A common stock that are beneficially owned by The Villages Invesco, LLC. Capitalized terms used herein are defined in Items 2(a) or 4 below. Each such Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of common stock in which such Reporting Persons does not have a pecuniary interest.

(4)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Baldwin Insurance Group Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 18,933,907
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 18,933,907
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,933,907 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 48.8% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Millennial Specialty Holdco, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,285,714
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,285,714
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,285,714 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 17.8% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Elizabeth H. Krystyn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,090,876 (2)
	7.	Sole Dispositive Power 3,090,876
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,090,876 shares of Class A Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.5% (1)(2)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

(2)   The total number of shares reported by Elizabeth H. Krystyn includes 304,439 shares owned by The Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust I, Dated September 30, 2019 (as otherwise reported herein) and 304,439 shares owned by The Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, Dated September 30, 2019 (as otherwise reported herein).

CUSIP No. 05589G102

1.	Names of Reporting Persons. The Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust I, Dated September 30, 2019
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 304,439
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 304,439
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 304,439 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.5% (1)
12.	Type of Reporting Person (See Instructions) OO (Trust)

(1)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

CUSIP No. 05589G102

1.	Names of Reporting Persons. The Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, Dated September 30, 2019
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 304,439
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 304,439
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 304,439 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.5% (1)
12.	Type of Reporting Person (See Instructions) OO (Trust)

(1)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Laura R. Sherman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,090,875 (2)
	7.	Sole Dispositive Power 3,090,875
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,090,875 shares of Class A Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.5% (1)(2)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

(2)   The total number of shares reported by Laura R. Sherman includes 152,220 shares owned by The Laura R. Sherman GRAT 2019-1, Dated September 30, 2019 (as otherwise reported herein) and 76,113 shares owned by The Laura R. Sherman GRAT 2019-2, Dated September 30, 2019 (as otherwise reported herein).

CUSIP No. 05589G102

1.	Names of Reporting Persons. The Laura R. Sherman GRAT 2019-1, Dated September 30, 2019
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 152,220
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 152,220
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 152,220 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.8% (1)
12.	Type of Reporting Person (See Instructions) OO (Trust)

(1)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

CUSIP No. 05589G102

1.	Names of Reporting Persons. The Laura R. Sherman GRAT 2019-2, Dated September 30, 2019
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 76,113
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 76,113
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,113 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4% (1)
12.	Type of Reporting Person (See Instructions) OO (Trust)

(1)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Trevor L. Baldwin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 120,172
	7.	Sole Dispositive Power 120,172
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,172 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Kristopher A. Wiebeck
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,709,332 (2)
	7.	Sole Dispositive Power 1,709,332
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,709,332 shares of Class A Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.9% (1)(2)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

(2)   The total number of shares reported by Kristopher A. Wiebeck includes 495,677 shares owned by The Kristopher A. Wiebeck 2019 Grantor Retained Annuity Trust, Dated September 30, 2019 (as otherwise reported herein) and 35,751 shares owned by KMW Consulting, LLC.

CUSIP No. 05589G102

1.	Names of Reporting Persons. The Kristopher A. Wiebeck 2019 Grantor Retained Annuity Trust, Dated September 30, 2019
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 495,677
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 495,677
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 495,677 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.4% (1)
12.	Type of Reporting Person (See Instructions) OO (Trust)

(1)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

CUSIP No. 05589G102

1.	Names of Reporting Persons. John A. Valentine
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,459,169 (2)
	7.	Sole Dispositive Power 1,459,169
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,459,169 shares of Class A Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.8% (1)(2)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

(2)   The total number of shares reported by John A. Valentine includes 190,326 shares owned by The John A. Valentine 2019 Grantor Retained Annuity Trust, Dated September 30, 2019 (as otherwise reported herein).

CUSIP No. 05589G102

1.	Names of Reporting Persons. The John A. Valentine 2019 Grantor Retained Annuity Trust, Dated September 30, 2019
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 190,326
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 190,326
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,326 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.9% (1)
12.	Type of Reporting Person (See Instructions) OO (Trust)

(1)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Daniel Galbraith
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,376,592
	7.	Sole Dispositive Power 1,376,592
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,376,592 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Bradford L. Hale
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 127,171
	7.	Sole Dispositive Power 127,171
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,171 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Joseph D. Finney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 372,852
	7.	Sole Dispositive Power 372,852
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 372,852 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.8% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Christopher J. Stephens
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 71,430
	7.	Sole Dispositive Power 71,430
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,430 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

CUSIP No. 05589G102

1.	Names of Reporting Persons. James Roche
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 266,700
	7.	Sole Dispositive Power 266,700
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 266,700 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.3% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Highland Risk Services LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 286,624 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 286,624
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,624 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.4% (1)(2)
12.	Type of Reporting Person (See Instructions) OO

(1)   Highland is wholly owned by Brian Daly. Therefore, Brian Daly, who is not a party to the Voting Agreement, may be deemed to have beneficial ownership over the shares held by Highland.

(2)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Brian Daly
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 286,624 (1)
	7.	Sole Dispositive Power 286,624
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,624 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.4% (1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)   The total amount of 286,624 shares reported by Brian Daly are owned by Highland, of which Brian Daly is the managing member. Therefore, Brian Daly, who is not a party to the Voting Agreement, may be deemed to have beneficial ownership over the shares held by Highland.

(2)   Based on 19,849,779 shares of Class A common stock issued and outstanding as of February 14, 2020.

ITEM 1.	(a) Name of Issuer: BRP Group, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

4010 W. Boy Scout Blvd.
Suite 200
Tampa, Florida 33607

ITEM 2.	(a) Name of Person Filing:

This Schedule 13G is being filed by:

1.	L. Lowry Baldwin

2.	Baldwin Insurance Group Holdings, LLC

3.	Millennial Specialty Holdco, LLC

4.	Elizabeth H. Krystyn

5.	The Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust I, Dated September 30, 2019

6.	The Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, Dated September 30, 2019

7.	Laura R. Sherman

8.	The Laura R. Sherman GRAT 2019-1, Dated September 30, 2019

9.	The Laura R. Sherman GRAT 2019-2, Dated September 30, 2019

10.	Trevor L. Baldwin

11.	Kristopher A. Wiebeck

12.	The Kristopher A. Wiebeck 2019 Grantor Retained Annuity Trust, Dated September 30, 2019

13.	John A. Valentine

14.	The John A. Valentine 2019 Grantor Retained Annuity Trust, Dated September 30, 2019

15.	Daniel Galbraith

16.	Bradford L. Hale

17.	Joseph D. Finney

18.	Christopher J. Stephens

19.	James Roche

20.	Highland Risk Services LLC (“Highland”)

21.	Brian Daly

The foregoing entities and persons are referred to collectively as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The joint filing agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1.

(b)	Address of Principal Business Office, or if None, Residence:

The principal office and business address of the Reporting Persons is 4010 W. Boy Scout Blvd., Suite 200, Tampa, Florida 33607.

(c)	Citizenship or Place of Organization:

See row 4 of the cover sheet of the Reporting Person.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s Class A common stock, par value $0.01 per share.

(e)	CUSIP Number:

05589G102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

The information required by Item 4 is set forth in Rows 5 – 11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

In connection with the closing of the Issuer’s initial public offering (the “IPO”), the Reporting Persons (other than Highland and Brian Daly, in his individual capacity) entered into a voting agreement (the “Voting Agreement”) pursuant to which they agreed to vote all their shares of voting stock, including Class A common stock and Class B common stock, in accordance with the instructions of L. Lowry Baldwin on any matter submitted to the common stockholders of the Issuer for a vote. On February 14, 2020, the Voting Agreement was amended and restated to add Highland as a party.

In connection with the closing of the Issuer’s IPO, the Reporting Persons (other than Highland and Brian Daly) entered into a voting agreement (the “Villages Voting Agreement”) pursuant to which they agreed to vote all their shares of voting stock, including Class A common stock and Class B common stock, together and in accordance with the instructions of The Villages Invesco, LLC to elect a nominee designated by The Villages Invesco, LLC to the Company’s Board of Directors.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

1.	*
L. Lowry Baldwin

2.	*
Baldwin Insurance Group Holdings, LLC

3.	*
Millennial Specialty Holdco, LLC

4.	*
Elizabeth H. Krystyn

5.	*
The Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust I, Dated September 30, 2019

6.	*
The Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, Dated September 30, 2019

7.	*
Laura R. Sherman

8.	*
The Laura R. Sherman GRAT 2019-1, Dated September 30, 2019

9.	*
The Laura R. Sherman GRAT 2019-2, Dated September 30, 2019

10.	*
Trevor L. Baldwin

11.	*
Kristopher A. Wiebeck

12.	*
The Kristopher A. Wiebeck 2019 Grantor Retained Annuity Trust, Dated September 30, 2019

13.	*
John A. Valentine

14.	*
The John A. Valentine 2019 Grantor Retained Annuity Trust, Dated September 30, 2019

15.	*
Daniel Galbraith

16.	*
Bradford L. Hale

17.	*
Joseph D. Finney

18.	/s/ Christopher J. Stephens
Christopher J. Stephens

19.	*
James Roche

20.	*
Highland Risk Services LLC

20.	*
Brian Daly

*By	/s/ Christopher J. Stephens ]
Christopher J. Stephens
Attorney-in-Fact